SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 6, 2009

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

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Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

- Investor Relations Release -

Novartis delivers 250,000,000th Coartem® treatment and becomes first healthcare company to join United Against Malaria partnership

•                  Physician and Novartis Chairman and CEO Daniel Vasella delivers 250,000,000th treatment to healthcare clinic in Dar es Salaam, Tanzania

•                  Novartis becomes first healthcare company to join United Against Malaria, a pan-Africa campaign to end malaria-related deaths and suffering

•                  With an estimated 630,000 lives saved, Novartis nonprofit Malaria Initiative is the largest access-to-medicines program for the developing world(1)

Basel, July 6, 2009 — Today Novartis announced the delivery of the 250,000,000th treatment of Coartem, a highly-effective artemisinin-based combination therapy (ACT) for the treatment of malaria, with cure rates of more than 95%(2)(1). To mark this occasion, Dr. Daniel Vasella, Chairman and CEO of Novartis, delivered the milestone dose to  Mwananyamala District Hospital in Dar es Salaam, Tanzania.

Reinforcing Novartis’ long-term commitment to patients in the developing world, Dr. Vasella also announced that Novartis is the first healthcare company to join United Against Malaria (UAM), a consortium that strives to raise awareness of malaria and achieve the shared goal of ending malaria deaths in Africa by 2015.

Preventable and curable, malaria remains a devastating disease infecting more than 250 million people each year and causing an estimated 880,000 deaths(3). Its toll is heaviest among young children in sub-Saharan Africa, where it is estimated that a child dies of malaria every 30 seconds(3).

“With 250 million treatments provided and an estimated 630,000 lives saved, the Novartis Malaria Initiative is the industry’s largest access-to-medicines program in the developing world(1),” said Dr. Vasella. “However, malaria demands a collaborative approach. Joining United Against Malaria in its campaign is a promising way to relieve unnecessary suffering due to malaria.”

Novartis is the first healthcare company to join UAM, whose founding partners include Comic Relief, Johns Hopkins University, Malaria No More, the ONE Campaign, PATH, Population Services International, Roll Back Malaria and the United Nations Foundation and the Bill & Melinda Gates Foundation. Aiming to raise awareness and renew worldwide commitment to ending malaria, UAM will stage several high-profile public events in late 2009 and 2010 leading up to next year’s World Cup in South Africa.

(1) Cure rates are PCR-corrected in the mITT population. For full details see reference.

“Novartis is a major player in the global effort to end malaria deaths in Africa by 2015,” said Scott Case, CEO of Malaria No More and a United Against Malaria partner. “We congratulate Novartis on this remarkable achievement and welcome Novartis to the United Against Malaria team. This invaluable partnership shows how teamwork is vital in the race to save lives.”

Coartem is a highly-effective three-day malaria treatment with cure rates of more than 95%, even in areas of multi-drug resistance(2). It is approved for use in over 80 countries worldwide. In January 2009, Novartis and Medicines for Malaria Venture introduced Coartem® Dispersible, a new child-friendly formulation. Sweet-tasting and easily dispersed in water, Coartem® Dispersible eases administration and enables accurate dosing for children, the most vulnerable group of malaria patients.

Disclaimer

The foregoing release contains forward-looking statements that can be identified by terminology such as “estimated,” “promising,” “commitment,” “preventable and curable,” “aiming to,” “will,” or similar expressions, or by express or implied discussions regarding potential contributions by Novartis to the fight against Malaria or to other causes, or regarding potential future revenues from Coartem® or Coartem® Dispersible. You should not place undue reliance on these statements.  Such forward-looking statements reflect the current views of management regarding future events, and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that Novartis will maintain its contributions to the fight against Malaria or to other causes at present levels in the future.  Nor can there be any guarantee that Coartem® or Coartem® Dispersible will achieve any particular levels of revenue in the future. In particular, management’s expectations regarding Coartem® or Coartem® Dispersible could be affected by, among other things, unexpected regulatory actions or delays or government regulation generally; unexpected clinical trial results, including unexpected new clinical data and unexpected additional analysis of existing clinical data; the company’s ability to obtain or maintain patent or other proprietary intellectual property protection; competition in general; government, industry and general public pricing pressures; the impact that the foregoing factors could have on the values attributed to the Novartis Group’s assets and liabilities as recorded in the Group’s consolidated balance sheet, and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

About Novartis

Novartis AG provides healthcare solutions that address the evolving needs of patients and societies. Focused solely on healthcare, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, preventive vaccines, diagnostic tools, cost-saving generic pharmaceuticals, and consumer health products. Novartis is the only company with leading positions in these areas. In 2008, the Group’s continuing operations achieved net sales of USD 41.5 billion and net income of USD 8.2 billion. Approximately USD 7.2 billion was invested in R&D activities throughout the Group. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 96,700 full-time-equivalent associates and operate in more than 140 countries around the world. For more information, please visit http://www.novartis.com.

Novartis was named a Super Sector Leader by the Dow Jones Sustainability Index (DJSI) in 2008. In the same year, 74 million patients around the world benefited from Novartis programs valued at USD 1.26 billion. These initiatives range from drug donation and research programs to combat neglected diseases like malaria, tuberculosis and leprosy in developing nations, to patient assistance programs that help cancer patients receive the most innovative and effective treatments available. For further information on our corporate citizenship activities, please consult:

http://www.corporatecitizenship.novartis.com.

About United Against Malaria

UAM is a coalition of organizations including founding partners Comic Relief, Johns Hopkins University, Malaria No More, the ONE Campaign, PATH, Population Services International, Roll Back Malaria and the United Nations Foundation. UAM is supported by the Bill & Melinda Gates Foundation. It is a partnership of football stars, non-governmental organizations, foundations, governments, corporations, and the general public who have joined forces ahead of the 2010 World Cup in South Africa to unite in the fight against malaria. By partnering with footballers, UAM aims to raise global awareness and renew worldwide commitment to ending malaria, as well as to increase the use of prevention tools and malaria treatment in Africa. UAM will stage several high-profile public events in late 2009 and 2010, leading up to the 2010 World Cup in South Africa, for more information please go to www.unitedagainstmalaria.org.

References

(1)          The International Federation of Pharmaceutical Manufacturers and Associations. Available at: www.ifpma.org.

(2)          Abdulla S. et al. Efficacy and safety of arthemeter-lumefantrine dispersible tablets compared with crushed commercial tablets in African infants and children with uncomplicated malaria: a randomised, single blind, multicentre trial. Lancet . Published online.

(3)          Malaria Fact Sheet. World Health Organization Web site. Available at: http://www.who.int/mediacentre/factsheets/fs094/en/.

# # #

Novartis Media Relations

Eric Althoff Novartis Global Media Relations +41 61 324 7999 (direct) +41 79 593 4202 (mobile) eric.althoff@novartis.com	Peter Shelby Novartis Pharma Communications +41 61 324 4470 (direct) +41 79 597 6353 (mobile) peter.shelby@novartis.com

Central media line: +41 61 324 2200

E-mail: media.relations@novartis.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: July 6, 2009	By:	/s/ MALCOLM B. CHEETHAM

	Name:	Malcolm B. Cheetham
	Title:	Head Group Financial Reporting and Accounting